  Exhibit 99.1

NEXTSOURCE MATERIALS INC.
145 Wellington Street West, Suite 1001, Toronto, Ontario, Canada M5J 1H8

NOTICE OF THE 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

I am pleased to give you notice that the 2018 annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of NextSource Materials Inc. (the “Company”) will be held at the Company offices at 145 Wellington Street West, Suite 1001, Toronto, Ontario, Canada, M5J 1H8 on December 4, 2018 at 10:00 a.m. (Toronto time) for the following purposes:

1.
To receive the financial statements of the Company for the fiscal year ended June 30, 2018 and the Auditors’ Report thereon.

2.
To elect six directors of the Company, each to hold their offices until the next annual meeting of the Shareholders or until their successors have been duly elected and qualified or until the earlier of their resignation, removal or death. The Board of Directors recommends that Shareholders vote “FOR” each Director.

3.
To approve the appointment of MNP LLP, Chartered Accountants, as the Company’s auditors for the fiscal year ending June 30, 2019 and to authorize the Board of Directors to fix their remuneration. The Board of Directors recommends that the Shareholders vote “FOR” this proposal.

4.
To approve an amendment to the articles of continuance of the Company, to be completed at the Board’s sole discretion, to effect a share consolidation (reverse stock split) of the Company’s outstanding Shares in a ratio of between one-for-five and one-for-ten at any time prior to the one year anniversary of the Meeting, without further Shareholder approval; provided that all fractional Shares as a result of the split shall be automatically rounded up to the next whole Share. The Board of Directors recommends that the Shareholders vote “FOR” this proposal.

5.
To ratify, confirm and approve, in accordance with the policies of the Toronto Stock Exchange, the new 10% rolling stock option plan of the Company. The Board of Directors recommends that the Shareholders vote “FOR” this proposal.

6.
To transact other business as may properly come before the Meeting or any adjournments thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular of the Company dated October 22, 2018 (the “Circular”).

The Board of Directors has fixed the close of business on October 18, 2018 at 5:00 p.m. (Toronto time) as the record date for the Meeting. Only Shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Regardless of the number of Shares you own or whether you plan to attend the Meeting, it is important that your Shares be voted. If you hold your Shares in "street name" (that is, through a broker, bank or other nominee), complete, date and sign the voting instruction form that has been provided by your broker, bank or other nominee and return it in the enclosed envelope. If you hold your Shares directly and will attend the Meeting, remember to bring a form of personal identification with you and, if acting as a proxy for another Shareholder, bring written confirmation from that Shareholder that you are acting as a proxy. If you hold your Shares in "street name" and will attend the Meeting, bring a form of personal identification with you and proof of beneficial ownership.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be delivered to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department , by 10:00 a.m. ET on November 30, 2018.

The Company will be using the notice-and-access model provided under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice and Access”) for the delivery of the Circular, the financial statements of the Company for the fiscal year ended June 30, 2018, and other related materials of the Meeting (the “Meeting Materials”) to Shareholders.

The Meeting Materials will be available at https://docs.tsxtrust.com/2084 on or about November 2, 2018 and will remain on the website for one full year thereafter. Meeting Materials are also available upon request, without charge, by e-mail at TMXEInvestorServices@tmx.com or by calling toll-free 1-866-600-5869, or can be accessed online on SEDAR at www.sedar.com on or about November 2, 2018.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, requests for printed copies must be received at least five business days (i.e. by November 23, 2018) in advance of the proxy deposit date and time set out in the accompanying form of proxy or voting instruction form. Shareholders may make this request by following the instructions on their voting instruction form or form of proxy.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Meeting Materials. All other Shareholders will receive a notice and access notification, which will contain information on how they may access the Meeting Materials electronically in advance of the Meeting.

The Meeting for which this notice is given may be adjourned without further notice other than announcement at the Meeting or any adjournment thereof. Any business for which notice is hereby given may be transacted at any such adjourned Meeting.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Craig Scherba”
Craig Scherba,

President and Chief Executive Officer